1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Results of Annual General Meeting dated April 26, 2005

FORWARD-LOOKING STATEMENTS

The Announcement of Results of General Meeting dated April 26, 2005 of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 26, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

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Exhibit 1.1

(Stock Code: 8282)

RESULTS OF ANNUAL GENERAL MEETING

At the Annual General Meeting of TOM Online Inc. (the “Company”) held on 26 April 2005 (the “AGM”), all the resolutions were duly passed by the shareholders of the Company by way of poll and the voting details are as follows:

	ORDINARY RESOLUTIONS	For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2004.	3,100,582,209	2,000

2.	(a) To re-elect Mr. Frank John Sixt as a director.	3,098,654,209	1,942,000
	(b) To re-elect Mr. Sing Wang as a director.	3,098,656,209	1,942,000
	(c) To re-elect Mr. Wang Lei Lei as a director.	3,070,046,049	30,550,160
	(e) To re-elect Mr. Peter Andrew Schloss as a director.	3,098,650,209	1,942,000
	(f) To re-elect Ms. Feng Jue, Elaine as a director.	3,098,654,209	1,942,000
	(g) To re-elect Mr. Fan Tai as a director.	3,098,648,209	1,942,000
	(h) To re-elect Mr. Wu Yun as a director.	3,098,646,209	1,944,000
	(i) To re-elect Ms. Tong Mei Kuen, Tommei as a director.	3,098,663,009	1,942,000
	(j) To re-elect Mr. Kwong Che Keung, Gordon as a director.	3,098,652,209	1,942,000
	(k) To re-elect Mr. Ma Wei Hua as a director.	3,098,648,209	1,942,000
	(l) To re-elect Dr. Lo Ka Shui as a director.	3,098,654,209	1,942,000

3.	To re-appoint PricewaterhouseCoopers as auditors and authorise the board of directors to fix their remuneration.	3,100,608,209	0

4.	To grant a general mandate to the directors to allot, issue and deal with additional shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.	3,096,360,209	1,960,000

5.	To grant a general mandate to the directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.	3,098,312,209	8,000

6.	To extend the general mandate granted to the directors to allot, issue and deal with additional shares by the amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company.	3,098,300,209	20,000

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The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM was 4,200,355,503 shares.

No shareholders were required to abstain from voting on any of the resolutions at the AGM nor any person has indicated in the circular containing the notice of the AGM that he/she/it intends to abstain from voting on or voting against any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the vote-taking at the AGM.

As referred to the announcement of the Company dated 25 April 2005, Mr. Xu Zhiming has tendered his resignation as a director of the Company with effect from 1 May 2005. Accordingly, Mr. Xu did not offer himself for re-election at the AGM and his re-election did not put to vote at the AGM.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 26 April 2005

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Xu Zhiming	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Tommei Tong	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

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